United States securities and exchange commission logo





                              October 24, 2023

       Daniel J. O'Connor
       President and Chief Executive Officer
       Ambrx Biopharma, Inc.
       10975 North Torrey Pines Road
       La Jolla, California 92037

                                                        Re: Ambrx Biopharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 17,
2023
                                                            File No. 333-275053

       Dear Daniel J. O'Connor:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3, filed October 17, 2023

       General

   1. Please provide an analysis supporting your conclusion that the registrant is eligible to use
                                                        Form S-3 to register
this offering. In this regard, we note General Instruction I.A. to Form
                                                        S-3. If you are not
eligible to use Form S-3 for this offering, please withdraw this registration statement
and refile on an appropriate form.
 Daniel J. O'Connor
FirstName  LastNameDaniel  J. O'Connor
Ambrx Biopharma,   Inc.
Comapany
October  24,NameAmbrx
             2023       Biopharma, Inc.
October
Page 2 24, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Gregg A. Noel